File No.
82-3901


04024231

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

March 22, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934


SUPPL

Dear Sirs,

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting a copy of the "Result of the 42nd General Shareholders' Meeting" for the fiscal year 2003 which was held on March 12nd, 2004 in Seoul, Korea.

Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

Attachment

RESULTS OF THE 42nd GENERAL SHAREHOLDERS' MEETING

SK Corporation's 42nd Annual Shareholders' Meeting was held at 09:00 AM on March 12, 2004 at Mugunghwa Grand Ball Room, Sheraton Walkerhill Hotel ,Seoul, presided by Doo Yul Hwang, the Vice Chairman. The following agendas have been either approved or disapproved and we notify you with the result.

Agenda	Result
Item 1: 42nd annual Balance Sheets, Statements of Profit and Loss, and Statements of Appropriation of Retained Earnings	**Approved**
Item 2-1 :Deletion of the article providing for disallowance of cumulative voting pursuant to shareholder proposal	**Disapproved**
Item 2-2:Certain amendments to the Articles of Incorporation pursuant to shareholder proposal	**Disapproved**
Item 2-3:Certain amendments to the Articles of Incorporation	**Disapproved**
Item 3-1:Election of 1 Director (a Director other than an outside Director)	**HC Shin**
Item 3-2:Election of 2 outside Directors who will be members of the Audit Committee	**YS Seo, DW Nam Elected**
Item 3-3:Election of 3 outside Directors	**S Cho, SJ Oh, TY Kim Elected**
Item 4: Director Compensation Ceiling	**Approved**

Agenda No.1

- Approval of the 42nd Balance Sheet, Profit & Loss Statement and Disposition of Retained Earnings

(Millions of Korean Won)

Item	Amount
Total Asset	15,030,315
Total Liabilities	9,782,359
Total Shareholders' Equity	5,247,956
Capital Stock	644,906
Total Revenue	13,788,626
Net Income	15,169
Total Dividend	96,129

- Dividend

Cash Dividend	Dividend per Share	Dividend Ratio
Common Stock	750 Won	15%
Preferred Stock	800 Won	16%

* Payout Ratio : 633.7 %

Agenda No. 3

- Approval of Election of a Director

Name	Date of Birth	Professional Experience	Transactions with the Company in the past 3 years	Relationship to the Largest Shareholder
Heon Cheol Shin	1945. 8.23	- Entered SK Corporation in January 1972 - Incumbent Representative Director & Executive Vice President, SK Gas Co., Ltd.	None	None
Mr. Dae Woo Nam	1938. 6.20	- (Former) Ministry of Finance, Department of National Treasury and Investment - (Present) Non-standing Director, Korea Resources Corporation	None	None
Dr. Yoon Suk Suh	1955. 1. 3	- (Present) Vice Chairman of Korea Accounting Association - (Present) Dean, College of Business Administration at Ewha Womans University	None	None
Dr. Tai Yoo Kim	1951. 3.20	- (Former) Presidential Advisor for Information, Science and Technology - (Present) Chairman of Korea Resource Economics Association	None	None
Mr. Sei Jong Oh	1943. 6. 8	- (Former) President of Long Term Credit Bank - (Former) Chairman of Kookmin Bank's BoD	None	None
Dr. Soon Cho	1928. 2. 1	- (Former) Minister of Economic Planning Board / Deputy Prime Minister for Government of Korea - (Former) Governor of Bank of Korea, Mayor of city of Seoul	None	None

- Status of External Directors

Number of Member of the Board	Number of External Directors	Ratio of External Directors
10 (A)	7 (B)	70% (B/A)

- Status of Audit Committee

Audit Committee (Auditor)		
External Directors (3)	Non-external Directors (0)	Total (3)

- Opinion from External Auditor : Unqualified Opinion

Agenda No. 4

- Compensation Ceiling Amount : ₩3,200,000,000